

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2025

Eli Wallace
Chief Executive Officer
BridgeBio Oncology Therapeutics, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080

  Re: BridgeBio Oncology Therapeutics, Inc.
    Registration Statement on Form S-1
    Filed August 29, 2025
    File No. 333-289940

Dear Eli Wallace:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at 202-551-3635 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Maggie L. Wong, Esq.